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                               PENNZOIL'S UNIQUE
                          DOWNSTREAM BUSINESS CREATES
                                THE HIGHEST UNIT
                         PROFITABILITY AMONG ITS PEERS.


                           [GRAPHIC: EXCEL PARALUBES]


          Pennzoil's unique downstream business creates the highest unit profitability among its peers. Our manufacturing facilities produce the key raw materials for Pennzoil's consumer products and industrial specialities businesses.

[GRAPHIC: SHREVEPORT REFINERY]                    [GRAPHIC: PENNZOIL MOTOR OIL]

        The company has recently completed two important projects that will create substantial shareholder value. They will dramatically reduce production costs, increase margins and make Pennzoil the second largest lubricating base oil producer in the United States, ultimately adding an expected $70 million of annual after-tax cash flow:

        o Excel Paralubes, a 50/50 partnership with Conoco, is a state-of-the-art base oil facility designed to produce 18,000 barrels per day of high quality, low cost base oils.

        o The Shreveport refinery upgrade improves Pennzoil's refining efficiency by increasing throughput nearly 20% and converting by-products to higher value transportation fuels.

                                           [GRAPHIC: GUMOUT SPECIALTY PRODUCTS]

        Pennzoil has a unique, highly profitable downstream business focused on the low-cost production of base oils and specialty products. The new manufacturing facilities are just now beginning to contribute to shareholder value.

        Pennzoil's downstream operations:



                             IT'S ALL ABOUT VALUE.



                                [PENNZOIL LOGO]